Exhibit 99.1

Ambow Announces Appointment of New Administrators at Bay State College

BEIJING, August 8, 2018 -- Ambow Education Holding Ltd. ("Ambow" or the "Company") (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced four recent appointments at Bay State College in Boston (“Bay State” or the “college”), which was acquired by the Company in November 2017.

Mark DeFusco, Ph.D., has been appointed to the position of Chief Executive Officer/President of the college to be effective in August 2018. With a career spanning over thirty years in higher education management, Dr. DeFusco most recently served as Senior Research Associate at the University of Southern California’s Rossier School of Education’s Pullias Center (“USC”) for Higher Education. Prior to his appointment at USC, from 2005 to 2010, he was Managing Director at Berkery Noyes, a Wall Street investment bank specializing in education transactions, where he participated in hundreds of buy side and sell side engagements. From 2001 to 2005, he served as Chief Executive Officer/President at Vatterott Education Holdings, a private college with 20 campuses in nine Midwestern states. In 2005, he also served as Assistant to the President at Ohio Dominican University in Columbus, Ohio. From 1994 to 2001, Dr. DeFusco has served in senior management capacities with the University of Phoenix. He holds a B.A. from Villanova University, a M.S. and Ph.D. from USC, and currently serves on the boards of several education companies and nonprofit organizations.

Appointed to the role of Vice President of Admissions in February 2018, Richard McCarthy has joined Bay State to lead the college’s student recruitment teams for day, evening and online programs. He also leads business development and program sales within the corporate and international markets. Mr. McCarthy brings more than 15 years of recruiting traditional students, adult learners, international, military and high school students. Most recently, he was the Executive Director of Graduate Admissions and Enrollment Services for Boston University’s Metropolitan College (“MET”) where he built the College’s first in-house global recruiting operation for on-campus and online programs. Prior to MET, Mr. McCarthy spent seven years at DeVry University where he managed recruitment of undergraduate and graduate students for on-campus and online programs across 15 geographically disbursed campuses and centers. Mr. McCarthy has also done consulting work for the Office of Strategic Enrollment Management at the University of Maryland University College. Mr. McCarthy earned his Bachelor of Science in Management with a concentration in Finance from the University of Massachusetts (Boston) and his MBA with a concentration in E-Commerce Management from DeVry University’s Keller Graduate School of Management.

Michael Corcoran was appointed to the position of Bay State’s Director of Finance in April 2018. Previously, Mr. Corcoran served as Associate Director of Finance for Sapient Nitro (now Sapient Razorfish), one of the largest agencies providing web development, media planning, analytics, advertising, and other services to clients worldwide. From 2005 through 2016, he held ascending finance and accounting positions with Saatchi and Saatchi LA, where he managed the agency’s FP&A Group. Prior to this engagement, he served for one year as Controller at Dodger Stadium. He began his career in 1997 with Aramark Corporation, a leading sports and entertainment company, holding various operations and assistant controller positions at major professional sports stadiums. Mr. Corcoran graduated from Villanova University in 1997 with a B.S. in accounting.

Lydia Hsiuling Chen, Ph.D., was hired as Bay State’s Vice President of ESL (English as a Second Language) in July 2018, responsible for developing the college’s English language learning product. From 2012 to 2018, Dr. Chen worked at St. Louis Language Immersion School, leading its program to teach Chinese to English-speaking American students. From 2007 to 2011, she worked as a Chinese-English interpreter at Inter Services Co. in Peoria, Illinois, and for a year served as adjunct professor at Illinois Central College. Previously, Dr. Chen was Assistant Professor at National Taipei Teacher College, engaged in lecturing, research, training, and other disciplines. She earned her Doctorate at University of Missouri-Columbia in 1996 and her Master‘s degrees from the same university in 1992.

“These appointments are designed to improve the operations, financial efficiency and student enrollment at Bay State College on a daily basis,” said Dr. Jin Huang, Ambow's President and Chief Executive Officer. “With their strong backgrounds in the education industry, we believe that Mark, Rich, Michael and Lydia will accelerate the process of Bay State College becoming one of Boston’s better-known colleges, especially for Chinese students seeking superior higher education in the U.S.”

Dr. Huang continued, “There exists high demand amongst Chinese students to obtain a U.S. university degree, and Ambow is devoting substantial efforts to satisfy this demand at Bay State College. In addition, there are several hundred U.S. colleges seeking to enroll foreign students, including from China, in degree programs.”

Founded in 1946, Bay State College is a private for-profit college specializing in career-focused programs in business, information technology, and healthcare.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

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